SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 (b)

Amendment No. 15

Wausau Paper Corporation

(Name of Issuer)

Fund Shares

(Title of Class of Securities)

943315-101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 943315-101

1.	Name of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wilmington Trust Company
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 3,981,573
	6.	Shared voting power: 0
	7.	Sole dispositive power: 3,981,573
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person 3,981,573
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐ N/A
11.	Percent of class represented by amount in Row (9) 8.07%
12.	Type of reporting person BK

CUSIP No. 943315-101

1.	Name of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wilmington Trust, National Association
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 14
	6.	Shared voting power: 0
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 14
9.	Aggregate amount beneficially owned by each reporting person 14
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐ N/A
11.	Percent of class represented by amount in Row (9) 0.0%
12.	Type of reporting person BK

CUSIP 943315-101

Item 1(a). Name of Issuer:

Wausau Paper Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

100 Paper Pine

Mosinee, Wisconsin 544455

Item 2(a). Name of Person Filing:

Wilmington Trust Company and Wilmington Trust, National Association

Item 2(b). Address of Principal Business Office, or if None, Residence:

1100 North Market Street

Wilmington, DE 19890

Item 2(c). Citizenship:

Delaware

Item 2(d). Title of Class of Securities:

Fund Share

Item 2(e). CUSIP Number:

943315-101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1 (b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☒ Bank as defined in Section 3(a) (6) of the Exchange Act.

(c)	☐ Insurance Company as defined in Section 3(a) (19) of the Exchange Act.

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1 (b) (1) (ii) (E);

(f)	☐ A employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment Company under Section 3(c) (14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Wilmington Trust Company:	3,981,573 shares
Wilmington Trust, National Association:	14 shares

(b)	Percent of class:

Wilmington Trust Company:	8.07%
Wilmington Trust, National Association:	0.0%

(c)	Number of shares as to which Wilmington Trust Company and Wilmington Trust, National Association has:

(i)	Sole power to vote or to direct the vote 3,981,587 shares

(ii)	Shared power to vote or to direct the vote 0 shares

(iii)	Sole power to dispose or to direct the disposition of 3,981,573 shares

(iv)	Shared power to dispose or to direct the disposition of 14 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☐

Item 6.	Ownership of More than Five Percent on Behalf of another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILMINGTON TRUST COMPANY AND WILMINGTON TRUST, NATIONAL ASSOCIATION

Date:-	2/14/2013

Signature	/s/ Cynthia L. Corliss

Name/Title	Senior Vice President

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).